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                     January 20, 2022

       Theresa E. Wagler
       Chief Financial Officer
       Steel Dynamics, Inc.
       7575 West Jefferson Blvd
       Fort Wayne, IN 46804

                                                        Re: Steel Dynamics,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            File No. 000-21719

       Dear Ms. Wagler:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing